Exhibit 99.2

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 29th day, 2012 at 10:00 a.m. (Taiwan time).

I. SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2011 AUDITED ACCOUNTS AND FINANCIAL REPORT

The Company seeks shareholder adoption of the Company’s 2011 audited accounts (the “Audited Accounts”), which have been prepared under United States Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2011. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2011 Himax Annual Report which will be available on the Company’s website (http://www.himax.com.tw/en/investor/ir-Financial-Information.asp ).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.  RETIREMENT OF THIS TERM AND RE-ELECTION OF DR. YAN-KUIN SU AS AN INDEPENDENT DIRECTOR

Dr. YAN-KUIN SU will properly retire from his independent directorship position at Himax to be eligible for re-election pursuant to the Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax. A retiring director shall be eligible for re-election.

Dr. YAN-KUIN SU is the president of Kun Shan University now and also a professor of Department of Electrical Engineering, National Cheng Kung University since 1983. Dr. Su is devoted to the filed of research in semiconductor engineering and devices, optoelectronic devices, and microwave device and integrated circuits. He is also a fellow of the Institute of Electrical and Electronics Engineers, Inc., or IEEE. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering of National Cheng Kung University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the re-election of Dr. YAN-KUIN SU as an independent director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III. RETIREMENT OF THIS TERM OF THE INDEPENDENT DIRECTOR MR. CHUN-YEN CHANG AND NEW ELECTION OF MR. HSIUNG-KU CHEN AS AN INDEPENDENT DIRECTOR

1. Dr. CHUN-YEN CHANG will properly retire from his independent directorship position at Himax Inc. However, Dr. CHUN-YEN CHANG has no intention to offer himself to be re-elected after the retirement of this term.

2. Therefore, Dr. HSIUNG-KU CHEN is the candidate appropriate for newly electing as an independent director of Himax. A brief introduction is as following:

Dr. HSIUNG-KU CHEN has a B.S. degree in Physics from Fu-Jen University, an M.A. degree in Physics from Temple University and a Ph.D. degree in Applied Physics from Oregon Graduate Center.  Dr. Chen is specialized in Thin Film Transistor (TFT) Technology, Liquid Crystal Display (LCD) Technology, IC Process Technology, Opto-Electronics Technology, Surface Analysis and Patent Laws and Regulations. He has dedicated himself to researching and performing practice of TFT-LCD industry. From 1980 to 2002, Dr. Chen held various positions from engineer, manager, director, to the special assistant of director office in Electronics Research & Service Organization of Industrial Technology Research Institute (ITRI-ERSO) for over 20 years and was the leader of many researching projects during his tenure. Additionally, Dr. Chen was elected as Society of Information Display, Taipei Chapter Director and Treasurer from 1992 to 1997 and Taiwan TFT LCD Association Secretary General from 2000 to 2002. Furthermore, Dr. Chen contributed his professional knowledge to serve the duties in Himax Technologies Limited of a supervisor from April 2003 to December 2003 and followed by a directorship from December 2003 to October 2005. Dr. Chen’s engagement also includes the Special Assistant of CEO Office in Etron Technology, Inc. from 2005 to 2007. Currently, Dr. Chen served as the consultant in various organizations including in Color Imaging Promotion Office (CIPO) Consultant from 2003 to present, the Taiwan Technology Law Institute Display Project and IT Project Consultant from August 2011 to present as well as in Intellectual Property Innovation Corporation (IPIC) from May 2012 to present.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the NEW election of Dr. HSIUNG-KU CHEN as an independent director of Himax.

The Board of Directors recommends a vote FOR this proposal.

IV. OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope.  Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

 1. Adoption of Himax’s 2011 Audited Accounts and Financial Reports,

 2. Re-election of Dr.YAN-KUIN SU as an independent Director of the Company, and

 3. New election of Dr. HSIUNG-KU CHEN as an independent Director of the Company.

Himax Technologies, Inc.

By:
Name: Jordan Wu
Title: Director